Exhibit 99.1

UNGAVA MINES INC.                                                                                                             February 3, 2009
For Immediate Release                                                                                                              Issued and Outstanding:
                                                  94,534,643 Common Shares

Ungava Mines Inc. announces cancellation and issue of stock options

Toronto, Canada (February 3, 2009) – Ungava Mines Inc. (OTCBB: UGVMF) (the “Corporation”) announced today that 4,500,000 previously outstanding stock options exercisable at $0.25 each have been cancelled. 4,500,000 stock options exercisable at $0.25 each with an expiry date of December 1, 2013 have been issued.

For further information, contact:

Alan Rootenberg
Chief Financial Officer
Ungava Mines Inc.
Telephone No: (416) 277-4528

Caution Concerning Forward-Looking Statements
The information in this news release includes certain information and statements about management's view of future events, expectations, plans and prospects that constitute forward looking statements. These statements are based upon assumptions that are subject to significant risks and uncertainties. Because of these risks and uncertainties and as a result of a variety of factors, the actual results, expectations, achievements or performance may differ materially from those anticipated and indicated by these forward looking statements. Although Ungava Mines Inc. believes that the expectations reflected in forward looking statements are reasonable, it can give no assurances that the expectations of any forward looking statements will prove to be correct. Except as may be required by applicable securities laws, Ungava Mines Inc. disclaims any intention and assumes no obligation to update or revise any forward looking statements to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward looking statements or otherwise.